

Mail Stop 3561

November 15, 2007

Ms. Tina Klocke
Chief Financial Bear, Secretary and Treasurer
Build-A-Bear Workshop, Inc.
1954 Innerbelt Business Center Drive
St. Louis, Missouri 63114

> **Re:** **Build-A-Bear Workshop, Inc.**
> **Item 4.02 Form 8-K**
> **Filed November 14, 2007**
> **File No. 1-32320**

Dear Ms. Klocke:

We have reviewed your filing and have the following comment. We think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please revise to provide a more detailed description of the nature of the restatements and the facts underlying your conclusion that your consolidated statement of cash flows for the twenty-six weeks ended June 30, 2007 and comprehensive income for the thirteen and twenty-six week periods ended June 30, 2007 and July 1, 2006 should no longer be relied upon. Refer to the requirements of Item 4.02(a)(2) of Form 8-K. In addition, please provide us with a detailed description of your previous accounting treatment and your revised accounting treatment for each of the errors. In regard to the error involving comprehensive income, please provide us with any additional information necessary to completely understand both your previous and revised accounting treatment and tell us the basis in GAAP for your revised accounting treatment. Please also tell us why you determined that your financial statements for

the year ended December 30, 2006 and quarterly periods ended September 30, 2006 and March 31, 2007 can still be relied upon.

As appropriate, please amend your filing and respond to our comment within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding the comment, please direct them to me at (202) 551-3336. In my absence, you may direct your questions to William Thompson, Branch Chief, at (202) 551-3344.

Sincerely,

Adam Phippen
Staff Accountant